July 25, 2011

Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3561

Re:	Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 24, 2011 File No. 000-10200

Dear Mr. Woody:

We are responding to your letter of June 29, 2011 concerning the above-captioned filing of SEI Investments Company (“SEI”). In this letter we have restated your comment and follow it with our response.

Form 10-K for the year ended December 31, 2010

Principles of Consolidation, page 46

1.	Explain to us in sufficient detail why the adoption of new guidance pertaining to VIEs changed your status as the primary beneficiary of LSV Employee Group.

Response

In January 2006, two partners of LSV, excluding us, sold in the aggregate an eight percent interest in LSV to LSV Employee Group (LSV LLC). We entered into a Guaranty Agreement with LSV LLC, Bank of America, N.A. (formerly LaSalle Bank, N.A.) as administrative agent and other lenders in order to facilitate the acquisition of the eight percent partnership interests of LSV by LSV LLC. LSV LLC obtained financing in the form of a term loan pursuant to the terms of a Credit Agreement. LSV LLC borrowed $82,800,000 to purchase the investment in LSV. LSV LLC is owned by several employees of LSV and was formed in January 2006 for the sole purpose of owning a partnership interest in LSV. We currently do not own nor have we ever owned any equity interest in LSV LLC.

Pursuant to the terms and conditions of the Guaranty Agreement, we agreed to provide an unsecured guaranty to the lenders of all obligations of LSV LLC. In the event of default by LSV LLC, the lenders have the right to seek payment from us of all obligations of LSV LLC under the Guaranty Agreement. As recourse for such payment, we were subrogated to the rights of the lenders under the Guaranty Agreement, including the interest in the pledged interests transferred to LSV LLC.

New accounting guidance pertaining to the consolidation of VIEs became effective on January 1, 2010. The new guidance requires qualitative analysis in the determination of the primary beneficiary of a VIE including the purpose and design of the VIE and whether or not there is an implicit financial responsibility of an enterprise to ensure that the VIE operates as designed. Also, the new guidance eliminates the quantitative approach for determining the primary beneficiary of a VIE which was based on determining which enterprise absorbs the majority of the VIE’s expected losses, receives a majority of the expected returns, or both. The new guidance requires judgment and consideration of all facts and circumstances about the terms and characteristics of the variable interests, the design and characteristics of the VIE, and any other involvements of the enterprise with the VIE. In order for an enterprise with a variable interest to be considered the primary beneficiary, it must possess both of the following characteristics:

(i)	the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

(ii)	the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Additionally, an enterprise is required to assess whether it has an explicit or implicit financial responsibility to ensure that the VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact its economic performance.

Previous conclusions reached under the old accounting guidance regarding whether an entity is a VIE and whether or not it has a primary beneficiary were not carried forward and must be re-evaluated under the new guidance. In contrast to previous accounting guidance, the new guidance requires ongoing reconsideration of the primary beneficiary status based on the current facts and circumstances. LSV’s and LSV LLC’s VIE status as well as our primary beneficiary status were re-evaluated upon the adoption of the new accounting guidance on January 1, 2010.

Under the new guidance, LSV LLC would remain a VIE because the partners of LSV LLC did not have any equity at risk as a result of the Guaranty Agreement. However, we would no longer be considered the primary beneficiary of LSV LLC because we do not have the power to direct the activities of LSV LLC that most significantly impact its economic performance either directly or through any financial responsibility from the Guaranty Agreement. LSV LLC’s activities are directed by its equity investors through the Management Committee.

LSV and LSV LLC each have a Partnership Agreement which governs the affairs of the respective Partnerships. In both Agreements, all decisions pertaining to the business and affairs are managed under the direction of the Management Committee; and all powers are reserved for the Management Committee as described in the respective Partnership Agreements. No partner shall take any action in the name of or on behalf of the Partnerships unless authorized to do so by the Management Committee. As a result, the respective Management Committees exercise significant influence over the business and affairs of LSV and LSV LLC. Therefore, the entities have the power, through their Management Committees, to direct their own activities that most significantly impact each entity’s economic performance. We are not a member of the Management Committee of LSV LLC.

Therefore, we were no longer considered to be the primary beneficiary of LSV LLC effective January 1, 2010 (the effective date of the new guidance) and deconsolidated the assets, liabilities and operations of LSV LLC.

Note 2 – LSV and LSV Employee Group, page 52

2.	Please tell us whether LSV meets the definition of a VIE and if so, explain to us how you determined you were not the primary beneficiary. In your response, explain to us how you factored the interests of related parties held through LSV Employee Group into your primary beneficiary analysis.

Response

We have an investment in the general partnership LSV. LSV is a registered investment advisor that provides investment advisory services to institutions, including pension plans and investment companies. LSV is also the specialist advisor to some of our equity mutual funds and a portfolio manager to a portion of our global investment products. We currently have a total partnership interest in LSV of approximately 41 percent. LSV was originally accounted for under the equity method of accounting prior to the transaction described above.

LSV is not a VIE under current or previous accounting guidance because it does not have the characteristics of a VIE:

(i)	Total equity investment at risk is sufficient to permit LSV to finance its activities without subordinated financial support.

(ii)	The equity investors of LSV have the ability to make decisions about LSV activities. LSV is a partnership and the key decision maker pursuant to the Partnership Agreement is the Management Committee of the partnership. In the Partnership Agreement, all decisions pertaining to the business and affairs are managed under the direction of the Management Committee; and all powers are reserved for the Management Committee as described in the Partnership Agreement. No partner shall take any action in the name of or on behalf of the Partnership unless authorized to do so by the Management Committee. We do not control the Management Committee.

(iii)	While the voting rights of some of the equity investors are not proportional to their obligations to their economic interest, no investor, including us, holds or controls greater than 50 percent of the equity interest in LSV.

(iv)	The equity investors of LSV have the obligation to absorb expected losses.

(v)	The equity investors of LSV have the right to receive expected returns.

Since LSV is not a VIE, there is no primary beneficiary. Since we do not control LSV LLC and deconsolidated the accounts of LSV LLC, we also deconsolidated the accounts of LSV effective January 2010. Previously, we had controlled and consolidated LSV through our combined direct equity interest in LSV and indirect equity interest in LSV (through our controlling interest in LSV LLC). In other words, once we lost control of LSV LLC, we also lost control of LSV since we no longer have a controlling interest in LSV from our previously combined interest in LSV. We began applying the equity method of accounting for our investment in LSV effective January 2010. Transition rules under the new guidance require any adjustment in the difference between the carrying amount of LSV and LSV LLC be removed from the balance sheet and the amount of the retained interest in LSV and LSV LLC be recognized as a cumulative effect adjustment related to the deconsolidation from the adoption of the guidance. We never owned a direct equity interest in LSV LLC and, therefore, did not retain any equity interest in LSV LLC after deconsolidation.

LSV Asset Management, page 53

3.	Please explain to us why you have classified the partnership distribution payment received in January 2010 as a component of LSV and LSV Employee Group cash balances, net on your statement of cash flows. In your response explain to us why this distribution is presented differently from other distributions that appear to be classified as cash flows from operating activities.

Response

LSV makes partnership distributions to each of its partners on a quarterly basis. The distributions are based upon the total amount of cash balances at the end of each quarter less a minimal amount held for working capital needs as determined by the Management Committee of LSV. The distributions are typically disbursed to each of the partners shortly after the end of each quarter. As previously disclosed, we consolidated the accounts of LSV and LSV Employee Group beginning in January 2006. The cash flows that LSV generated were included in our Net cash provided by operating activities on the Consolidated Statement of Cash Flows and in our Cash and Cash Equivalents account on the Consolidated Balance Sheet.

Effective January 1, 2010, we discontinued consolidating the accounts of LSV due to the issuance of new accounting guidance as previously discussed. LSV made its quarterly partnership distributions in early January 2010 based upon the cash balances at December 31, 2009. We determined that the appropriate amount of cash balances that were removed from our balance sheet due to the deconsolidation of LSV was the portion of the December 31, 2009 cash balances that were attributable to, and subsequently distributed to all of the other partners of LSV. The partnership distribution that we received in January 2010 was already reflected in our beginning cash and cash equivalents balance on the Consolidated Statement of Cash Flows. Additionally, we believe that including our partnership distribution received in January 2010 would have incorrectly overstated our first quarter 2010 cash flows from operations and cash flows used in investing activities.

Note 5 – Fair Value Measurements, page 57

4.	We note that your Capital Support Agreements were terminated upon the Company’s purchase of certain SIV securities during 2009. Explain to us how you determined it would be appropriate to net the balance of the Capital Support Agreements against the Trading securities issued by SIVs on the termination date. Cite all relevant accounting literature in your response.

Response

We do not consider that we have netted the balance of the Capital Support Agreements against the Trading securities issued by the SIVs on the termination date. We present all gains and losses on investments in Net gain (loss) from investments on the Consolidated Statement of Operations. Specifically with respect to these two matters, a gain of $179.7 million resulted from termination of the Capital Support Agreements and a $179.7 million loss resulted from our purchase of the SIV securities. On page 60 of our Form 10-K, we did present the separate gain and loss on a single line presentation as the matters are integrally related and we believed that this plain English type presentation was more informative to the readers of our financial statements. The purchase of the SIVs resulted in us having a direct (versus indirect through the Capital Support Agreements) risk/reward relationship related to the value of the SIVs.

As disclosed in previous filings, we accounted for the Capital Support Agreements as derivative financial instruments in accordance with ASC 815 because their value was based on the change in value of the SIV securities held by our money market mutual funds. Changes in the value of the Capital Support Agreements were recognized in current period earnings in Net gain (loss) from investments on the Consolidated Statement of Operations. Per the terms of the Capital Support Agreements, our obligation on any given date was determined primarily as the difference between the amortized cost value of the SIV securities and the then-current market value of the SIV securities. The purchase of the SIV securities from our money market mutual funds terminated our obligation under the Capital Support Agreements. At that time, the cumulative previously recognized losses related to the Capital Support Agreements was $179.7 million that was effectively reversed resulting in a gain.

Upon purchase of the SIV securities, we elected to apply the guidance in ASC 825 which requires a financial instrument to be recorded at its fair value and all changes in fair value must be recognized in the current period. The SIV securities were classified as trading securities in accordance with ASC 320. We purchased the SIV securities from our mutual funds at amortized cost which was $179.7 million higher than the fair value of the SIV securities at the time of purchase resulting in a loss upon purchase.

Note 11 – Commitments and Contingencies, page 69

5.	We note your disclosure beginning on page 69 regarding various litigation matters to which the Company is exposed. For certain matters, we also note that you have not disclosed in your financial statement footnotes:

(i)	the possible loss or range of loss; or

(ii)	a statement that an estimate of the loss cannot be made

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Please revise your disclosures beginning in your next Form 10-Q to include all of the disclosures required by paragraphs 1 and 3 – 5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Response

The two litigation matters disclosed in our filings are in a very early stage. In the ProShares matter, a motion to dismiss is pending, and in the Stanford matter, a motion for summary judgment is pending. In neither case has a class been certified. In addition, discovery to date has generally been very limited and in certain cases, plaintiff’s theory of liability is unclear. Moreover, because of the uncertainty of the make-up of the classes, the specific theories of liability that may survive a motion to dismiss, the lack of discovery regarding damages, causation, mitigation and other aspects that may ultimately bear upon loss, we are not reasonably able to provide an estimate of loss for either of these two litigation matters. In response to the Staff’s comment, in future filings, we will revise our disclosure to either include the possible loss or range of loss if it can be reasonably estimated or provide a statement that an estimate of the loss cannot be reasonably determined similar to the following:

“Because of the uncertainty of the make-up of the classes, the specific theories of liability that may survive a motion to dismiss, the lack of discovery regarding damages, causation, mitigation and other aspects that may ultimately bear upon loss, we are not reasonably able to provide an estimate of loss.”

In addition, we hereby acknowledge that

•	SEI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	SEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (610) 676-1620.

Sincerely, /s/ Dennis J. McGonigle
Dennis J. McGonigle Chief Financial Officer SEI Investments Company